

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2023

Gregory Monahan
Chief Executive Officer
LEGATO MERGER CORP. II
777 Third Avenue, 37th Floor
New York, New York 10017

> **Re: LEGATO MERGER CORP. II**
> **Amendment No. 3 to Registration Statement on Form S-4/A**
> **Filed December 22, 2022**
> **File No. 333-267393**

Dear Gregory Monahan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2022 letter.

Form S-4/A filed on December 22, 2022

Summary of Proxy Statement/Prospectus, page 11

1. We note your disclosure on page 17 that the Book Value per Diluted share under a No Redemption, 50% Redemption and Maximum Redemption Scenarios are $7.71, $7.10 and $6.10, respectively, as of September 30, 2022. Based on the disclosures on pages 24 and 25, it would appear such amounts should be $6.92, $6.11 and $4.77, respectively. Please revise or advise.

Unaudited Pro Forma Condensed Financial Statements, page 51

2.   We note your response to our comment number 2. Please further expand your disclosures to disclose that the Company expects to account for the contingent consideration under ASC 815-40 with any subsequent changes in fair value impacting earnings.

3. Business Combinations, page F-52

3.   We note your response to our comment number 3. It is still not clear the accounting model that the Company is applying in concluding that subsequent changes in fair value related to the TZC claim should be recognized in earnings. In that regard, we note the Company's response that the guidance it is relying on to account for subsequent changes in fair value of American Bridge's portion of the TZC claim is ASC 820-10-35. That guidance only provides a framework for subsequently recognizing fair value measurements, however, and does not provide guidance on whether subsequently recognizing changes related to fair value is required under the applicable accounting model for recognizing the investment in TZC. Furthermore and as previously noted, it appears that the Company is employing the equity method of accounting for its balance sheet reporting and the proportional consolidation method for its statement of operations reporting. As such, it would appear that the Company is subject to the guidance in ASC 323 in applying the equity method of accounting in addition to the guidance in ASC 970-323-25-12 and ASC 970-810-45-1 for the proportional consolidation method. To the extent the Company is relying on such guidance, it is not clear how the Company determined that the portion related to subsequent changes in fair value of the TZC claim should be recognized after the Company initially recognized the investment at fair value under ASC 805-20-30-1. Please clarify.

    You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeffrey M. Gallant